FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Second Quarter Financial Results

2.	Nomura Declares Half Year Dividend

3.	Nomura Approves Share Buyback Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 30, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Reports Second Quarter Financial Results

•	First half net revenue and income before income taxes stronger YoY
•	International business reported sixth consecutive quarter of profit
•	Retail client assets reached all-time high, helping to drive up annualized recurring revenue to Y84.4bn
•	Asset Management saw AuM climb to new record high of Y48trn
•	Wholesale remained profitable amid slower client activity in Fixed Income

Tokyo, October 30, 2017—Nomura Holdings, Inc. today announced its consolidated financial results for the second quarter and first half of the fiscal year ending March 31, 2018.

Net revenue for the second quarter was 351.5 billion yen (US$3.1 billion)1, down 3 percent quarter on quarter and up 1 percent year on year. Income before income taxes increased 7 percent from last quarter and 2 percent compared to the second quarter last year to 83.0 billion yen (US$737 million). Net income attributable to Nomura Holdings shareholders decreased 9 percent quarter on quarter and 15 percent year on year to 51.9 billion yen (US$460 million).

For the six months to September, Nomura reported net revenue of 712.3 billion yen (US$6.3 billion), up 4 percent from the same period last year. Income before income taxes rose 11 percent to 160.5 billion yen (US$1.4 billion), and net income attributable to Nomura Holdings shareholders was 108.7 billion yen (US$965 million), up 1 percent year on year.

“The market rally in the second quarter helped lift our pretax income higher compared to last quarter. For the six months to September, we reported stronger revenues and pretax income year on year, driven by a solid performance in our Retail and Asset Management businesses,” said Nomura President and Group CEO Koji Nagai.

“Retail reported robust sales of stocks and bonds in the second quarter and recurring revenue continued to climb higher. Asset management booked its strongest quarterly pretax income in over 15 years as assets under management reached another record high.

“In Wholesale, slower client activity in Fixed Income led to a decline in both revenues and pretax income. However, the business remained profitable as we continued to stringently manage our cost base and risk exposure.

“Looking ahead, we remain committed to contributing to society through the capital markets and being a trusted partner to our clients.”

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 112.64 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2017. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

(billions of yen)	FY2017/18 Q2	QoQ	YoY
Net revenue	101.8	+0.1%	+18%
Income before income taxes	25.5	+3%	+77%

Retail net revenue increased 0.1 percent quarter on quarter to 101.8 billion yen, representing an increase of 18 percent year on year. Income before income taxes rose 3 percent quarter on quarter and increased 77 percent year on year to 25.5 billion yen.

Retail client assets reached a record high of 115.2 trillion yen. This quarter was buoyed by an offering by Japan Post and inflows into low risk products. Client assets in discretionary investments climbed to 2.55 trillion yen. This growth in client assets combined with market factors to drive up annualized recurring revenue to an all-time high of 84.4 billion yen, and the recurring revenue cost coverage ratio rose to 28 percent.

Asset Management

(billions of yen)	FY2017/18 Q2	QoQ	YoY
Net revenue	35.4	+26%	+66%
Income before income taxes	20.5	+51%	+175%

Asset Management net revenue was 35.4 billion yen, an increase of 26 percent compared to last quarter and 66 percent over the same period last year. Income before income taxes rose 51 percent quarter on quarter and 175 percent year on year to 20.5 billion yen.

Assets under management reached a record high for the fourth consecutive quarter at 48 trillion yen, lifting asset management fees. Nomura also booked a gain related to American Century Investments.

The investment trust business booked ongoing inflows into ETFs and privately placed funds for regional financial institutions. Nomura is also building out its distribution channels and assets under management in investment trusts in the regional bank channel rose by 35 percent over the past year.

2

Wholesale

(billions of yen)	FY2017/18 Q2	QoQ	YoY
Net revenue	159.0	-11%	-12%
Income before income taxes	17.0	-33%	-57%

Wholesale booked net revenue of 159.0 billion yen, an 11 percent decrease quarter on quarter and a 12 percent decrease year on year. Income before income taxes dropped 33 percent quarter on quarter and 57 percent year on year to 17.0 billion yen.

Global Markets slowed compared to the first quarter. Fixed Income declined on weak performance in Rates products in EMEA and the Americas as client activity eased off amid low volatility. Equities net revenue was relatively stable with resilient performance in Cash Equities in AEJ offsetting a slowdown in Derivatives.

Despite revenue contributions from high profile ECM and DCM transactions, Investment Banking net revenue declined mainly due to lower revenues from M&A and financing-related transactions. Japan booked stronger revenues and topped the ECM, DCM (straight bonds) and Japan-related M&A league tables2. International revenues declined quarter on quarter, but revenues were largely driven by DCM and leveraged finance transactions.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of June, Nomura had total assets of 44.1 trillion yen and shareholders’ equity of 2.8 trillion yen. Nomura’s Tier 1 capital ratio was 18.4 percent and CET1 capital ratio was 17.4 percent under Basel III. All figures are on a preliminary basis.

Shareholder Returns

For the first half of the current fiscal year, Nomura has declared a dividend of 9 yen per share to shareholders of record as of September 30, 2017. The dividend is scheduled to be paid on December 1, 2017.

Nomura also approved a resolution to set up a share buyback program with an upper limit of 70 million shares of Nomura Holdings common stock (1.8 percent of outstanding shares) or 50 billion yen of the aggregate amount of the repurchase price.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[2]	Source: ECM / M&A: Thomson Reuters; DCM: Thomson DealWatch Japan All Debt (including self-funded); Jan – Sep 2017.

3

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2017 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

4

Nomura Declares Half Year Dividend

Tokyo, October 30, 2017—Nomura Holdings, Inc. today announced that it has declared a dividend of 9 yen per share to shareholders of record as of the end of September 2017. The dividend will be paid on December 1, 2017.

Recent dividends

	Q1	Q2	Q3	Q4	Annual Dividend
FY2015/16		Y10.0		Y3.0	Y13.0
FY2016/17		Y9.0		Y11.0	Y20.0
FY2017/18		Y9.0		TBD	TBD

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura Approves Share Buyback Program

Tokyo, October 30, 2017—Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from November 15, 2017, to March 30, 2018 (excluding the ten business days following the announcement of each quarterly financial results), and have an upper limit of 70 million shares of Nomura Holdings common stock, or 1.8 percent of outstanding shares. The upper limit of the aggregate amount of the repurchase price will be 50 billion yen, and the shares will be purchased on the stock exchange via a trust bank.

The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO.

Nomura plans to acquire treasury stock to raise capital efficiency and ensure a flexible capital management policy.

As of September 30, 2017, Nomura Holdings had 3,822,562,601 outstanding shares including 336,420,504 shares as treasury stock.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.